UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

WALGREENS BOOTS ALLIANCE, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

931427108

(CUSIP Number)

Simone Retter

Alliance Santé Participations S.A.

14, avenue du X Septembre

L-2550 Luxembourg

Grand Duchy of Luxembourg

+ 352 27 99 01 03

With a copy to:

Ben Burman

Darrois Villey Maillot Brochier AARPI

69, avenue Victor Hugo

75116 Paris, France

+ 33 1 45 02 19 19

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 20, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment”) is being filed by the Reporting Persons (as defined in the Existing Schedule 13D) and relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Walgreens Boots Alliance, Inc., a Delaware corporation (the “Issuer”).  This Amendment amends the Schedule 13D filed by the Reporting Persons with the United States Securities and Exchange Commission (the “SEC”) on December 31, 2014 (the “Existing Schedule 13D”). Capitalized terms used in this Amendment but not otherwise defined herein shall have the meanings ascribed to them in the Existing Schedule 13D.  Except as specifically amended hereby, items in the Existing Schedule 13D remain unchanged.

Item 2.	Identity and Background.

The second paragraph of Section (c) of Item 2 of the Existing Schedule 13D is hereby amended and restated in its entirety to read as follows:

The principal business of ASP and NEWCIP is the holding of investments.  Effective as of the closing of the Second Step Acquisition (as defined below), the principal business occupation of Pessina is serving as Executive Vice Chairman of the Issuer, with responsibility for Strategy and Mergers & Acquisitions.  Since August 2, 2012, Pessina has also been a member of the Board of the Original Issuer and, effective as of the effective time of the Reorganization, of the Issuer.  On December 14, 2014, the Original Issuer announced that Greg Wasson, its president and chief executive officer (“Wasson”), had informed the board that he would retire shortly after the close of the Second Step Acquisition, and that Pessina would serve as the acting chief executive officer of the Issuer, pending a search for a permanent successor to Wasson.  As disclosed by the Issuer in its Current Report on Form 8-K, filed with the SEC on January 14, 2015, Wasson’s retirement became effective as of January 9, 2015, and on that date Pessina commenced serving as the acting chief executive officer of the Issuer.

Item 4.	Purpose of Transaction.

Item 4 of the Existing Schedule 13D is hereby amended and restated in its entirety to read as follows:

The information set forth under Items 3 and 6 is hereby incorporated by reference.

The Pessina Reporting Persons currently intend to hold the shares of Common Stock, held of record by ASP, for the long-term.  However, the Pessina Reporting Persons will review on an ongoing and continuing basis their investment in the Issuer. Depending upon the factors discussed below, the Pessina Reporting Persons (subject to applicable law and contractual restrictions described herein) may acquire additional shares of Common Stock or other securities of the Issuer or may sell shares of Common Stock or other securities of the Issuer.  Further, subject to applicable law and compliance with the Issuer’s securities trading policies and procedures binding on Pessina, the Pessina Reporting Persons may enter into derivative transactions or alternative structures with respect to the shares of Common Stock or the economic or voting rights attached thereto.  Subject to applicable law and contractual restrictions described herein, any open market or privately negotiated purchases, sales, distributions or other transactions may be made at any time without additional prior notice.  Any alternative that the Pessina Reporting Persons may pursue will depend upon a variety of factors, including without limitation, current and anticipated future trading prices of the shares of Common Stock or other securities of the Issuer, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, other investment and business opportunities available to the Pessina Reporting Persons, general stock market and economic conditions, tax considerations and other factors.

In his capacity as a director of the Issuer and as the executive officer of the Issuer with primary responsibility for strategy and mergers & acquisitions, Pessina may take an active role in working with the Issuer’s management on operational, financial and strategic initiatives.  As part of the ongoing evaluation of this investment and investment alternatives, Pessina may consider such matters and, subject to applicable law and contractual restrictions, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.  In addition, as disclosed by the Issuer in its Current Report on Form 8-K, filed with the SEC on January 14, 2014, effective January 9, 2015, Wasson retired from the Issuer, and effective as of that date, Pessina commenced serving as the acting chief executive officer of the Issuer, pending a search for a permanent successor to Wasson.

Pursuant to the Purchase Agreement, as soon as practicable (but in no event more than 20 business days) after the closing of the Second Step Acquisition, AB Gibco was required deliver to its direct and indirect investors a written plan of delivery with respect to the Second Step Purchase Proceeds, including any election mechanism (the “Plan of Delivery”).  On January 4, 2015, AB Gibco delivered the Plan of Delivery to its direct and indirect investors.  Pursuant to the Plan of Delivery, direct and indirect investors in AB Gibco (other than affiliates of KKR) were permitted to make an election (an “Additional Cash Election”) whereby they could choose to receive a greater amount of cash in lieu of some or all of their pro rata allocable share of the Common Stock received by AB Gibco at the closing of the Second Step Acquisition.  To the extent such investors made an Additional Cash Election, subject to a limit of $1 billion, ASP undertook to increase proportionately its allocable share of the Common Stock received by AB Gibco.  As of January 20, 2015, on completion of the return of their allocable share of the Second Step Cash Consideration to the direct and indirect investors in AB Gibco, after giving effect to the Aggregate Cash Elections made, ASP (and indirectly the Reporting Person) now has a pecuniary interest in 63,162,110 of the 139,689,339 shares of Common Stock held directly and of record by AB Gibco.

Pursuant to the Purchase Agreement, AB Gibco must hold the Second Step Stock Consideration delivered to AB Gibco by the Issuer for not less than 9 months before delivering any portion of it to its direct and indirect investors.  As soon as practicable after the date that is 9 months after the Second Step Acquisition, AB Gibco shall distribute 10 per cent of the Second Step Stock Consideration to its direct and indirect investors.  As soon as practicable after the date that is 12 months after the Second Step Acquisition, AB Gibco shall distribute the remaining 90% of the Second Step Stock Consideration to its direct and indirect investors.

Except as set forth in this Statement, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed in Annex A hereto, has any specific plans or proposals that relate to or would result in any of the transactions involving the Issuer described in subparagraphs (a) through (j) of Item 4 of Schedule 13D; however, the Reporting Persons or persons listed in Annex A hereto may from time to time consider pursuing or proposing any or all of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The second paragraph of Section (b) of Item 5 of the Existing Schedule 13D is hereby amended and restated in its entirety to read as follows:

AB Gibco has the sole power to vote and the sole power to dispose of the 139,689,339 shares of Common Stock held directly and of record by AB Gibco, which shares represent approximately 12.8% of the outstanding shares of Common Stock.  ASP holds directly and of record 50% of the voting power of AB Gibco, and therefore may be deemed to have joint control of AB Gibco with the KKR Investors, which collectively hold directly and of record the other 50% of the voting power of AB Gibco.  As a result, ASP (and by virtue of their direct and indirect control of ASP, the other Pessina Reporting Persons) may be deemed to share beneficial ownership of the voting power and the dispositive power over the 139,689,339 shares of Common Stock held directly and of record by AB Gibco with the KKR Investors.  Each of the Pessina Reporting Persons disclaims beneficial ownership over such shares of Common Stock, except to the extent of ASP’s pecuniary interest therein.  As of the date hereof, after giving effect to the Additional Cash Elections made by other investors in AB Gibco, ASP (and by virtue of its direct and indirect control of ASP, each other Pessina Reporting Person) has a pecuniary interest in 63,162,110 of the 139,689,339 shares of Common Stock held directly and of record by AB Gibco.  Further information on the KKR Investors and their affiliates, which may also be deemed to share beneficial ownership of the voting power and the dispositive power over 139,689,339 shares of Common Stock held directly and of record by AB Gibco, is set forth on the Statement of Beneficial Ownership, dated December 31, 2014, filed jointly by the KKR Investors and such affiliates with the Securities and Exchange Commission.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 20, 2015

AB ACQUISITIONS HOLDINGS LIMITED

By:	/S/ VIKRAM NAGRANI
Name: Vikram Nagrani
Title: Director

/S/ JUAN X. CHINCOTTA
Name: Juan X. Chincotta
Title: Director

ALLIANCE SANTÉ PARTICIPATIONS S.A.

By:	/S/ STEFANO PESSINA
Name: Stefano Pessina
Title: Administrateur (Director)

NEWCIP S.A.

By:	/S/ STEFANO PESSINA
Name: Stefano Pessina
Title: Administrateur (Director)

/S/ STEFANO PESSINA
STEFANO PESSINA